Exhibit 99.1

BROOKFIELD RENEWABLE PARTNERS L.P.

STATEMENT OF EXECUTIVE COMPENSATION

For the Fiscal Year Ended December 31, 2019

INTRODUCTION

This Statement of Executive Compensation is filed pursuant to Section 11.6 of National Instrument 51-102 – Continuous Disclosure Obligations under Canadian securities laws. Unless the context requires otherwise, capitalized terms used herein shall have the meaning given to them in Appendix A.

COMPENSATION

Our Management

Brookfield Renewable Partners L.P. (“BEP”) is managed by its general partner, Brookfield Renewable Partners Limited (the “Managing General Partner”) through a board of directors. The Managing General Partner does not have any executive officers or employees. Instead, management services are provided to BEP, Brookfield Renewable Energy L.P. (“BRELP”) and the Holding Entities by our Service Provider under the Master Services Agreement. The fees payable under the Master Services Agreement are set forth in our Annual Report under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”. In addition, Brookfield is entitled to receive incentive distributions from BRELP described in our Annual Report under Item 7.B “Related Party Transactions — Incentive Distributions”.

Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in our Annual Report under Item 6.A “Directors and Senior Management — Our Management”, are not compensated by BEP or our Managing General Partner, instead they are and will continue to be compensated by Brookfield Asset Management.

The individuals listed below as Chief Executive Officer and Chief Financial Officer of the Service Provider performed functions similar to those of a chief executive officer and chief financial officer for BEP and the other individuals are the three next most highly paid executive officers of the Service Provider providing management services to BEP for the year ended December 31, 2019 (collectively, our “Named Executive Officers” or “NEOs”):

Sachin Shah, Chief Executive Officer of the Service Provider;

Wyatt Hartley, Chief Financial Officer of the Service Provider;

Ruth Kent, Chief Operating Officer of the Service Provider;

Jennifer Mazin, General Counsel of the Service Provider; and

F. Mitchell Davidson, Chief Executive Officer, U.S. Operations.

Under Canadian securities laws, we are required to disclose the following executive compensation information relating to the Named Executive Officers. The compensation philosophy of Brookfield, which determines the compensation of our senior management, and the compensation elements paid to them outlined below, are provided for full disclosure.

Compensation Philosophy of Brookfield

Brookfield determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs include base salary, annual management incentive plan awards (“Cash Bonus”) and participation in long-term incentive plans.

Total annual compensation awarded to senior executives, including the NEOs, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus of long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term incentive plans which vest over time, in order for the executives to increase their ownership interest in Class A Limited Voting Shares of Brookfield Asset Management (“Class A Shares”).

Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term incentive plans but tends to include a larger percentage of their total compensation in the form of base salary and Cash Bonus awards in recognition of their personal needs and to be competitive in terms of total compensation. Changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within Brookfield, they have the opportunity to reinvest their Cash Bonus into deferred share units under the Deferred Share Unit Plan (“DSUP”) or Restricted Shares under the Restricted Stock Plan of Brookfield, thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that Brookfield Asset Management’s Compensation Committee grant special compensation awards to executives who have demonstrated a clear ability to take on additional responsibilities and have consistently performed at an exceptional level. These special awards are granted in the form of options to acquire Class A Shares, Restricted Shares or Escrowed Shares.

BEP has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by BEP.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, Brookfield believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the Cash Bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing Brookfield Renewable’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of Cash Bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their performance and the achievement of objectives that are set at the beginning of the year with Brookfield Asset Management’s Chief Executive Officer. These pertain, in part, to the performance of Brookfield Renewable’s Funds From Operations, capital improvement programs, operational expenditures, environment, health and safety programs, growth of its portfolio, financing activities, as well as sound management and governance practices.

Brookfield’s long-term incentive plans are intended to enable participants to create wealth through increases in the value of Class A Shares. The purpose of these arrangements is to align the interests of Brookfield’s shareholders and management and to motivate executives to improve Brookfield’s and Brookfield Renewable’s long-term financial success, measured in terms of enhanced shareholder value over the long-term. These compensation arrangements are intended to ensure that we are able to attract and retain executives: total compensation is competitive with our peers and enables us to attract new executives while the vesting of awards encourages executives to remain with Brookfield.

Brookfield has four long-term incentive plans in which NEOs of BEP participate. They are described below in more detail:

1.	Management Share Option Plans (“MSOP”). The MSOP govern the granting to executives of options to purchase Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP are administered by the board of directors of Brookfield Asset Management. Options are typically granted to the NEOs in late February or early March of each year as part of the annual compensation review. Brookfield Asset Management’s Compensation Committee has a specific written mandate to review and approve executive compensation. Brookfield Asset Management’s Compensation Committee makes recommendations to the board of directors of Brookfield Asset Management with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Provider. The board of directors of Brookfield Asset Management must then give its final approval.

The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving Brookfield Renewable’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for Class A Shares on the NYSE for the five business days preceding the effective grant date.

2.	Deferred Share Unit Plan. The DSUP provides for the issuance of deferred share units (“DSUs”) of Brookfield, the value of which are equal to the value of a Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a Cash Bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by Brookfield Asset Management’s Compensation Committee.

DSUs are issued based on the value of Class A Shares at the time of the award (the “DSU Allotment Price”). In the case of DSUs acquired through the reinvestment of Cash Bonus awards, the DSU Allotment Price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Asset Management’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of Class A Shares on the cessation of employment with Brookfield.

3.	Restricted Stock Plans. Brookfield Asset Management has a Restricted Stock Plan and an Escrowed Stock Plan. These plans were established to provide Brookfield and its executives with alternatives to Brookfield Asset Management’s existing plans which would allow executives to increase their share ownership. Restricted shares (“Restricted Shares” or “RS”) have the advantage of allowing executives to become Brookfield Asset Management shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the Class A Shares in the form of cash, unless otherwise elected.

The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (each an “Escrow Company”) to executives or other individuals designated by Brookfield Asset Management’s Compensation Committee. Each Escrow Company is capitalized with common shares and preferred shares issued to Brookfield Asset Management for cash proceeds. Each Escrow Company uses its cash resources to directly and indirectly purchase Class A Shares. Dividends paid to each Escrow Company on the Class A Shares acquired by the Escrow Company will be used to pay dividends on the preferred shares which are held by Brookfield Asset Management. The Class A Shares acquired by an Escrow Company will not be voted.

Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date and must generally be held until the fifth anniversary of the award date. Each holder may exchange Escrowed Shares for Class A Shares issued from treasury of Brookfield Asset Management no more than 10 years, from the award date. The value of Class A Shares issued to a holder on an exchange is equal to the increase in value of the Class A Shares held by the applicable Escrow Company.

4.	Restricted Share Unit Plan. The Restricted Share Unit Plan (“RSUP”) provides for the issuance of restricted share units (“RSUs”), the value of which are equal to the increase in market value of a Class A Share over the market value as at the date of issuance (the “RSU Allotment Price”). The RSUP is administered by Brookfield Asset Management’s Compensation Committee. RSUs vest over five years.

RSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. RSUs are not adjusted for regular dividends paid on Class A Shares. The redemption value of RSUs is equal to the difference between the market value of an equivalent number of Class A Shares on the date employment with Brookfield ceases and the original RSU Allotment Price for such RSUs.

In limited circumstances, senior executives were awarded RSUs as additional compensation subject to limits approved by Brookfield Asset Management’s board of directors. No RSUs have been awarded since February 2005.

Key Accomplishments

Listed below are key accomplishments that drove Brookfield Renewable’s business plan and influenced the Cash Bonus and long-term incentive awards received by each of the NEOs in 2019:

•	We sold an additional 25% interest in a 413 MW Canadian hydroelectric portfolio to a consortium of buyers. Brookfield Renewable has retained a 50% economic interest in this portfolio and will continue to manage and operate the assets in the portfolio.

•	We agreed to invest C$750 million (C$188 million net to BEP) in 7% convertible securities of TransAlta Corporation ("TransAlta"), the largest power producer in Alberta, Canada. The investment will occur in two tranches; C$350 million was funded at initial closing in May 2019, and C$400 million is expected to be funded in October 2020. The convertible securities include (or will include) the option to convert into up to a 49% interest in TransAlta’s 813 MW portfolio of high quality hydroelectric assets in Alberta commencing in 2025, based on a valuation multiple equal to 13 times the average annual EBITDA of the portfolio over the three years prior to conversion. Brookfield Renewable is expected to hold a 25% interest in the TransAlta investment.

•	We completed the acquisition of a 210 MW wind portfolio in India. Brookfield Renewable has an approximate 25% interest.

•	We completed the acquisition of a 200 MW wind project in Shanxi, China. Brookfield Renewable has an approximate 25% interest.

•	We completed the disposition of five of the six projects making up our 178 MW wind and solar portfolio in South Africa for total proceeds of $135 million ($42 million net to Brookfield Renewable). The disposition of the remaining 32 MW South Africa project is expected to occur in the first half of 2020, the closing of which is subject to the satisfaction of customary closing conditions.

•	TerraForm Power, Inc. (“TerraForm Power”) completed a $250 million public offering of its common stock along with a concurrent $50 million private placement to Brookfield Renewable. The proceeds from the share issuance by TerraForm Power were used to repay indebtedness incurred to fund a portion of the purchase price for its acquisition of AltaGas Ltd.'s 322 MW distributed generation portfolio in the U.S. Following the incremental investments in TerraForm Power common stock in 2018 and 2019, we, together with our institutional partners, hold an aggregate ownership interest in TerraForm Power of approximately 62%, with our proportionate interest being approximately 30%.

•	We completed the disposition of our 68 MW Northern Ireland and 123 MW Portugal wind portfolios for total proceeds of $186 million ($74 million net to Brookfield Renewable).

•	We entered into a 50-50 joint venture in respect of X-Elio, a global company specializing in the development, design, construction and operation of solar photovoltaic plants headquartered in Madrid, Spain. X-Elio’s diversified portfolio includes 972 MW of operating assets and 1,000 MW under construction/secured tariff assets located in the United States, Spain, Mexico, Japan, Chile, Honduras, and South Africa, as well as a 5,000 MW development pipeline across Spain, Mexico, the United States, Australia, Italy, Chile, Taiwan, Colombia and Puerto Rico. Brookfield Renewable has an approximate 12.5% interest in X-Elio.

•	BEP issued 7,000,000 Series 15 Preferred Units at a price of C$25.00 per unit, for gross proceeds of C$175 million ($131 million).

•	Brookfield Renewable completed the issuance of C$300 million ($227 million) of Series 12 and C$300 million ($227 million) of Series 13 medium term notes.

•	In addition to the above, we continue to advance the construction of various projects in our development pipeline. The business continued to perform well with all of our operating businesses delivering on asset availability, development and margin maximization targets.

For further information on our 2019 accomplishments, see Item 4.A “History and Development of the Company” of our Annual Report.

Performance Graph

	Dec 31, 2014	2015	2016	2017	2018	2019
Brookfield Renewable Energy Partners L.P.	100.0	107.7	125.8	146.5	124.2	230.9
S&P / TSX Composite Index Total Return	100.0	100.3	112.3	136.8	129.7	172.5

The analysis above shows the performance of our LP Units on the TSX as compared to the S&P/TSX Composite Index Total Return for the past five years. The performance of the LP Units is one of the considerations, but not a direct factor, in the determination of compensation for NEOs.

Summary of Compensation

The NEOs are all employed by Brookfield and their services are provided to us pursuant to the Master Services Agreement. BEP is not responsible for determining or paying their compensation. For the purpose of full disclosure, the following table presents the compensation for the NEOs for the period from January 1, 2019 to December 31, 2019 and for the previous two years. The NEOs are all remunerated in Canadian dollars. In order to provide for comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar compensation amounts listed in the Summary Compensation Table have been converted to U.S. dollars at the average Bloomberg mid-market exchange rate for 2019 of C$1.00 = US$0.7538, and compensation amounts in Euros have been converted to U.S. dollars at the average Bloomberg mid-market exchange rate for 2019 of EUR$1.00 = US$1.1194 unless otherwise noted.

Summary Compensation Table
	Year		Non-equity Incentive Plan Compensation	Share-based Awards			Options-based Awards		All Other Compensation (f)(g)	Total Annual Compensation
Name and Principal Position		Annual Base Salary	Annual Cash Bonus (a)	Deferred Share Units (DSUs) (a)(b)	Restricted Shares (a)(c)	Escrowed Shares (d)	Options (e)	Pension Value
		($)	($)	($)	($)	($)	($)	($)	($)	($)
Sachin Shah	2019	452,280	226,140	226,140	-	12,134,000	-	-	30,047	13,068,607
Chief Executive Officer of the Service Provider	2018	452,280	-	452,280	-	2,870,000	-	-	26,157	3,800,717
	2017	452,280	226,140	226,140	-	3,766,000	-	-	41,351	4,711,911
Wyatt Hartley	2019	248,754	248,754	-	-	-	196,435	-	17,695	711,638
Chief Financial Officer of the Service Provider	2018	226,140	169,605	-	-	-	105,042	-	15,835	516,622
	2017	195,988	140,207	-	-	-	86,618	-	14,908	437,721
Ruth Kent	2019	319,029	319,029	-	-	-	45,082	210,910	19,894	913,943
Chief Operating Officer of the Service Provider	2018	263,059	263,059	-	-	-	37,454	178,417	19,419	761,408
	2017	223,880	167,910	-	-	-	74,244	133,646	18,988	618,669
Jennifer Mazin	2019	395,745	118,724	-	277,022	-	74,493	-	24,449	890,431
General Counsel of the Service Provider	2018	339,210	203,526	-	135,684	-	82,369	-	20,923	781,712
	2017	316,396	158,298	-	346,748	-	320,110	-	20,754	1,162,506
F. Mitchell Davidson (h)	2019	600,000	600,000	-	-	-	107,822	-	19,802	1,327,624
Chief Executive Officer, U.S. Operations	2018	600,000	600,000	-	-	-	112,361	-	12,578	1,324,939

(a)	Some of the NEOs have elected to reinvest a portion of their annual cash bonus in Brookfield and receive it in share-based awards (DSUs or Restricted Shares).

(b)	Reflects DSUs issued in lieu of a cash incentive, at the election of the individual. DSU awards in this column for 2019 were awarded effective on February 24, 2020. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7538. The number of DSUs awarded was based on a price of US$67.8193, the volume-weighted average price of the Class A Shares on the NYSE for the five days preceding the award date.

(c)	The Restricted Share awards in the column for 2019 were awarded effective on February 24, 2020. The value in this column reflects the value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7538. The number of Restricted Shares awarded was based on a price of US$67.8193, the volume-weighted average price of the Class A Shares on the NYSE for the five days preceding the award date.

(d)	The amount for 2019 reflects the annual grants of Escrowed Shares for Mr. Shah awarded on December 13, 2019 and February 24, 2020. In addition, Mr. Shah received a special grant of Escrowed Shares on September 23, 2019. The value awarded under the Escrowed Stock Plan for annual grants is determined by the board of directors of Brookfield Asset Management and considers the stock market price of the Class A Shares at the time of the award and the potential increase in value based on the parameters below for each of the grants. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and the applicable mandatory hold period:

Escrowed Shares	23-Sept-19	13-Dec-19	24-Feb-20
Hold Period (years)	10	7.5	7.5
Volatility	18.1%	16.6%	17%
Risk-Free Rate	1.7%	1.8%	1.4%
Dividend Yield	1.7%	1.6%	1.5%

(e)	The amounts for 2019 reflect annual grants of options to our Named Executive Officers awarded on December 13, 2019 and February 24, 2020. The value awarded under the MSOP for annual grants is determined by the board of directors of Brookfield Asset Management and considers the stock market price of the Class A Shares at the time of the award and the potential increase in value based on the parameters below for each of the grants. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and the applicable mandatory hold period.

Options	13-Dec-19	24-Feb-20
Hold Period (years)	7.5	7.5
Volatility	16.6%	17%
Risk-Free Rate	1.8%	1.4%
Dividend Yield	1.6%	1.5%

(f)	These amounts include annual retirement savings contributions, participation in an executive group benefits program, and vehicle benefits.

(g)	The figures in this column do not reflect cash bonuses received, RSs, DSUs or TSU shares awarded in respect of the spinoff of Trisura Group Ltd (TSU) on the basis that these amounts and awards are in respect of share-based compensation awarded in prior years. On June 22, 2017, Brookfield Asset Management spun off TSU and paid a special dividend of one TSU share for every 170 Class A Shares of Brookfield Asset Management held. In recognition of the resultant decrease in the intrinsic value of options issued under Brookfield Asset Management's MSOP plans, RSUs issued under its RSU plan and RSs issued under its RS plan, the board of directors of Brookfield Asset Management approved a special cash bonus based on the value of the dividend. Senior executives, including some of the Named Executive Officers, received this bonus in the form of additional DSUs, or additional RSs for Named Executive Officers participating in the Dividend Reinvestment Plan, based on the five-day volume weighted average price of the Class A Shares for the period ending June 28, 2017. Participants in the Escrowed Stock Plan, including some of the NEOs, were awarded a special dividend in the form of TSU shares. The following table shows the number of RSs, DSUs and TSU shares awarded, as well as the amount of cash bonuses received, and the total value of the awards.

Name	RS (#)	DSUs (#)	TSU Shares (#)	Cash ($)	Value ($)
Sachin Shah	-	396	9,410	116,237	332,354
Wyatt Hartley	-	-	-	7,315	7,315
Jennifer Mazin	12	5	-	13,365	14,006

(h)	Mr. Davidson joined Brookfield when he was named Chief Executive Officer, U.S. Operations in May 2018.

Incentive Plan Awards - Outstanding Option-Based Awards and Share-Based Awards

The following table shows the options, RSUs, Restricted Shares, Escrowed Shares and DSUs outstanding at December 31, 2019. These values do not include awards made to the NEOs in 2020 in respect of 2019. No RSUs have been awarded since 2005.

Option Based Awards and Share-Based Awards at December 31, 2019

	Option Awards		Restricted Share Units		Share-Based Awards
	Vested and		(RSU) Awards		Restricted			Escrowed			Deferred Share Units
	Unvested		Vested and Unvested		Shares			Shares			(DSUs)
	Number of Securities Underlying Unexercised Options	Market Value of Unexercised Options (a)	Number of Securities Underlying Outstanding RSUs	Market Value of Outstanding in-the-money RSUs	Number of Unvested RS	Market Value of Unvested RS (b)	Market Value of Vested RS (b)	Number of Unvested ES	Market Value of Unvested ES (c)	Market Value of Vested ES (c)	Number of Unvested DSUs	Market Value of Unvested DSUs (d)	Market Value of Vested DSUs (d)
	(#)	($)	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Sachin Shah	-	-	-	-	-	-	-	3,100,000	35,150,244	24,297,576	-	-	9,442,868
Wyatt Hartley	125,800	2,614,869	-	-	-	-	-	-	-	-	-	-	-
Ruth Kent	20,325	328,847	-	-	-	-	-	-	-	-	-	-	-
Jennifer Mazin	205,725	4,000,884	-	-	2,003	115,677	493,588	-	-	-	-	-	97,003
F. Mitchell Davidson	19,575	265,735	-	-	-	-	-	-	-	-	-	-	-

(a)	The market value of the options is the amount by which the value of the Class A Shares at the date shown exceeded the exercise price of the options. All values are calculated using the closing price of a Class A Share on December 31, 2019 on the TSX and on the NYSE, as applicable. The closing price of a Class A Share on the TSX on December 31, 2019 was US$57.80 (C$75.03 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7699) and US$57.80 on the NYSE, as applicable.

(b)	The market value is calculated as the number of Restricted Shares multiplied by the closing price of a Class A Share on December 31, 2019. The closing price of a Class A Share on the TSX on December 31, 2019 was US$57.80 (C$75.03 converted into US dollars at the Bloomberg mid-market exchange rate on that day of C$1.00= US$0.7699) and on the NYSE on December 31, 2019 was US$57.80. The TSX or NYSE closing price on December 31, 2019 is used according to the currency in which the Restricted Shares were originally awarded.

(c)	The value of the Escrowed Shares is equal to the value of the Class A Shares held by the Escrow Company less the net liabilities and preferred share obligations of the Escrow Company.

(d)	The market value is calculated as the number of vested DSUs multiplied by the closing price of a Class A Share on December 31, 2019. The closing price of a Class A Share on the TSX on December 31, 2019 was US$57.80 (C$75.03 converted into US dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7699) and on the NYSE on December 31, 2019 was US$57.80. The TSX or NYSE closing price on December 31, 2019 is used according to the currency in which the DSUs were originally awarded.

Incentive Plan Awards - Outstanding Option Based Awards and Restricted Share Units

The following table shows the details of each option and RSU outstanding at December 31, 2019. These values do not include awards made to the NEOs in 2020, in respect of 2019. No RSUs have been awarded since 2005.

Outstanding Option Based Awards and Restricted Share Units at December 31, 2019

	Option-based Awards				Restricted Share Units (RSUs)
	Number of securities underlying unexercised options (#)			Market value of unexercised options (a) ($)	Number of Securities Underlying RSUs (#)		Market value of outstanding RSUs ($)
Name and principal position		Options exercise price ($)	Options expiration date			Issuance price ($)
Wyatt Hartley	15,000	$20.88	February 28, 2022	$553,800	-	-	-
	11,250	$25.2134	February 25, 2023	$366,599	-	-	-
	11,250	$26.7667	February 24, 2024	$349,125	-	-	-
	10,500	$36.3242	February 23, 2025	$225,496	-	-	-
	10,000	$33.75	November 22, 2025	$240,500	-	-	-
	1,200	$30.5859	February 22, 2026	$32,657	-	-	-
	15,200	$36.8821	February 16, 2027	$317,952	-	-	-
	16,100	$40.3892	February 25, 2028	$280,314	-	-	-
	18,300	$44.2248	February 25, 2029	$248,426
	17,000	$57.9634	December 13, 2029	$0
	125,800			$2,614,869
Ruth Kent	13,800	$40.3892	February 25, 2028	$240,269	-	-	-
	6,525	$44.2248	February 25, 2029	$88,578	-	-	-
	20,325			$328,847	-		-
Jennifer Mazin	22,500	$36.3242	February 23, 2025	$483,206	-	-	-
	23,250	$33.75	November 22, 2025	$559,163	-	-	-
	22,750	$30.5859	February 22, 2026	$619,121	-	-	-
	53,000	$36.8821	February 16, 2027	$1,108,649	-	-	-
	34,500	$40.3892	February 25, 2028	$600,673	-	-	-
	25,000	$40.3892	February 25, 2028	$435,270	-	-	-
	14,350	$44.2248	February 25, 2029	$194,804
	10,375	$57.9634	December 13, 2029	$0
	205,725			$4,000,884
F. Mitchell Davidson	19,575	$44.2248	February 25, 2029	$265,735	-	-	-
	19,575			$265,735

(a)	The market value of the options is the amount by which the value of the Class A Shares at the date shown exceeded the exercise price of the options. All values are calculated using the closing price of a Class A Share on December 31, 2019 on the TSX and on the NYSE, as applicable. The closing price of a Class A Share on the TSX on December 31, 2019 was US$57.80 (C$75.03 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7699) and US$57.80 on the NYSE, as applicable.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the value of all option, share-based awards, and non-equity plan compensation which vested during 2019.

	Value Vested During 2019 (a)				Non-equity incentive plan compensation – Value earned during the year ($)
	Options (b)	DSUs (c)	Restricted Shares (d)	Escrowed Shares
Named Executive Officer	($)	($)	($)	($)
Sachin Shah	-	455,524	-	3,548,884	226,140
Wyatt Hartley	116,947	-	-	-	248,754
Ruth Kent	12,201	-	-	-	118,724
Jennifer Mazin	276,718	-	79,001	-	319,029
F. Mitchell Davidson	-	-	-	-	600,000

(a)	All values are calculated using the closing price of a Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2019 of C$1.00 = US$0.7538.

(b)	Values represent the amount by which the value of Class A Shares exceeded the exercise price on the day the options vested.

(c)	Values in this column represent the value of DSUs vested in 2019, including DSUs awarded on February 25, 2019 in lieu of the Cash Bonus related to performance in 2018.

(d)	Values in this column represent the value of Restricted Shares vested in 2019, including Restricted Shares awarded on February 25, 2019 in lieu of the Cash Bonus related to performance in 2018.

Pension and Retirement Benefits

With the exception of Ruth Kent, BEP’s Named Executive Officers do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. Ruth Kent participates in a defined benefit pension plan sponsored by Brookfield Renewable Ireland Holdings Limited. The defined benefit pension plan provides employees, upon their normal retirement age of 65 years (or at any age between 60 and 65), a gratuity at the point of retirement and a pension payable for the retiree’s life. Pensionable remuneration is salary at the date of retirement (averaged over 3 years if there is a change in grade) plus pensionable allowances averaged over any 3 consecutive years of the last 10 years. An additional amount of gratuity and pension is also provided from the plan reflecting the excess of Brookfield salary growth over the statutory revaluation applicable on an employee’s retained entitlements under the Bord Gais Eireann (BGE) Superannuation scheme earned prior to joining Brookfield. Ms. Kent has participated in the defined benefit pension plan since July 1, 2014 and continues to accrue benefits under the plan. She had 6.42 years of prior service in the BGE scheme when she was hired in Brookfield Renewable as part of the acquisition of the Bord Gáis wind energy business.

The Named Executive Officers based in Canada (other than Ruth Kent) receive an annual contribution from Brookfield to their registered retirement savings plans equal to 4.5% of their base salary, subject to an annual RRSP contribution limit established by the Canada Revenue Agency.

Mr. Davidson participates in a 401 (k) savings plan. Through the 401(k)-company matching contribution program, participants will receive an amount equal to two times their contributions, up to a maximum of 2.5% of their eligible pay, subject to limits set by the Internal Revenue Service.

The following table provides information on Ruth Kent’s participation in the defined benefit pension plan.

	Number of years credited service at December 31, 2019	Annual benefits payable		Opening present value of defined benefit obligation at December 31, 2018	Compensatory change	Non-compensatory change
Name		At December 31, 2019	At age 62.5				Closing present value of defined benefit obligation at December 31, 2019
	(#)	($)	($)	($)	($)	($)	($)
Ruth Kent	5.5	Pension: 41,530 One-time gratuity: 130,858	Pension: 115,970 One-time gratuity: 373,320	516,448	210,910	112,549	839,906

Note: Amounts have been converted to U.S. dollars at the average Bloomberg mid-market exchange rate for 2019 of C$1.00 = US$1.1194.

Key Assumptions:
Discount Rate:	1.75% per annum as of December 31, 2019, and 2.50% per annum as of December 31, 2018.

Pension Increases:	0% per annum as of December 31, 2019 and December 31, 2018.

Mortality Table:	As at December 31, 2019, a proxy for the "year of birth" table based on the 100% SNP "amounts" series table with CMI_2016_M 1.5% projections was used.

As at December 31, 2018 a proxy for the "year of birth" table based on the 108% S2P "amounts" series table with CMI_2013_M 1.5% projections was used.

NRA:	Any age from 60-65 so 62.5 assumed here.

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and Brookfield Renewable. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with Brookfield Renewable.

While the NEOs participate in Brookfield Asset Management’s long-term incentive plans, Brookfield Renewable does not reimburse the Service Provider for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

Appendix A – Use of Certain Defined Terms

Unless otherwise specified, information provided in this Statement of Executive Compensation, when used herein the terms “we”, “us” and “our” refer to BEP, BRELP, the Holding Entities and the Operating Entities, each as defined below, individually or collectively, as applicable. All references to “$” and “US$” are to U.S. dollars. Canadian dollars are identified as “C$”.

“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs) and other income, before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” in our Annual Report.

“Amended and Restated Limited Partnership Agreement of BRELP” means the third amended and restated limited partnership agreement of BRELP, dated February 11, 2016, as further amended on May 25, 2016, February 14, 2017, January 16, 2018, February 28, 2019, March 11, 2019 and February 24, 2020.

“Annual Report” means the annual report of BEP filed on Form 20-F, as amended, initially filed on February 28, 2020.

“BRELP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“BEP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Brookfield” means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than entities within Brookfield Renewable.

“Brookfield Asset Management” means Brookfield Asset Management Inc.

“Brookfield Renewable” means BEP, BRELP, the Holding Entities and the Operating Entities, taken together, or any one or more of them, as the context requires.

“Cash Bonus” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“Class A Shares” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“Compensation Committee” means Brookfield Asset Management’s Compensation Committee.

“DSU” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSU Allotment Price” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSUP” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation

“Escrow Company” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrowed Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Euro Holdco” means Brookfield BRP Europe Holdings (Bermuda) Limited.

“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred limited partners, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” in our Annual Report.

“Holding Entities” means LATAM Holdco, NA Holdco, Euro Holdco, Investco and any other direct or indirect wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BRELP.

“Investco” means Brookfield Renewable Investments Limited.

“LATAM Holdco” means BRP Bermuda Holdings I Limited.

“LP Units” means the non-voting limited partnership units in the capital of BEP, other than the Preferred Units, including any LP Units issued pursuant to the Redemption-Exchange Mechanism.

“Managing General Partner” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Master Services Agreement” means the second amended and restated master management and administration agreement, dated February 26, 2015, as amended from time to time, among Brookfield Asset Management, BEP, BRELP, the Holding Entities, the Service Provider and others.

“MSOP” has the meaning given to it in the section of titled “Cash Bonus and Long-Term Incentive Plans” in this Statement of Executive Compensation.

“MW” means megawatt.

“Named Executive Officers” or “NEOs” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“NA Holdco” means Brookfield BRP Holdings (Canada) Inc.

“NYSE” means the New York Stock Exchange.

“Operating Entities” means the subsidiaries of the Holding Entities which, from time to time, directly or indirectly hold, or may in the future hold, assets or operations, including any assets or operations held through joint ventures, partnerships and consortium arrangements.

“Preferred Units” means the preferred limited partnership units in the capital of BEP.

“Redemption-Exchange Mechanism” means the mechanism by which Brookfield may request redemption of its limited partnership interests in BRELP in whole or in part in exchange for cash, subject to the right of Brookfield Renewable to acquire such interests (in lieu of such redemption) in exchange for LP Units.

“Restricted Shares” or “RS” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“RSU” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“RSU Allotment Price” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“RSUP” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Service Provider” means BRP Energy Group L.P., Brookfield Renewable Energy Group (Bermuda) Limited, Brookfield Global Renewable Energy Advisor Limited and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., and, unless the context otherwise requires, includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.

“Service Recipients” means BEP, BRELP, the Holding Entities and, at the option of the Holding Entities, any Operating Entities.

“Statement of Executive Compensation” means this statement of executive compensation for the year ended December 31, 2019.

“TSU” means Trisura Group Ltd.

“TSX” means the Toronto Stock Exchange.